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                                                               Exhibit (a)(5)(D)

                          Offering of new JOMED-shares
                             Share Offering Begins


Beringen, Switzerland, September 5, 2000, JOMED N.V. (SWX:JOM), the medical-technology company, announced on August 6, 2000 that it had entered into a merger agreement to acquire all of the outstanding common stock of California-based EndoSonics Corporation (NASDAQ: ESON) for approximately US$ 205 million. The purchase price will be financed in part through an offering of new JOMED shares that is expected to produce gross proceeds of up to US$ 175
million. In connection with this equity offering, JOMED has granted   *   the
sole underwriter for the offering, an over-allotment option which could increase the amount of proceeds produced from the offering to up to approximately US$ 200 million. On August 25, 2000, at an extraordinary meeting, JOMED's shareholders approved the issuance of the JOMED shares to be issued in this Offering and waived their pre-emptive rights.

The bookbuilding period for the new shares commences today and is expected to end on September 13, 2000. * and * are acting as joint lead managers and bookrunners in the equity offering. The offer price for the new JOMED shares will be determined based on market demand. The first day of trading for the new shares on the SWX New Market is expected to commence on September 14, 2000. The closing of the equity offering is conditioned upon, among other things, the satisfaction of the conditions to the tender offer for the acquisition of EndoSonics. The new shares will trade under a second ticker symbol (SWX: JOME) until the closing of the offering of the new shares, which is currently expected to take place on September 19, 2000. Upon the completion of the offering, all shares of JOMED will trade under the usual ticker symbol (SWX:
JOM).

"By acquiring EndoSonics, JOMED obtains an excellent complement to its global product range as well as to synergies with its international manufacturing organization, "stated or Peters, Chief executive Officer of JOMED. "In addition, JOMED will gain access to an established US sales force, helping it to penetrate the large US market faster and more effectively."

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JOMED is the leading European developer and manufacture of stents for interventional cardiology. It currently offers a range of more than 600 products in more than 60 countries. In 1999, JOMED achieved a turnover of EUR
34.7 million and a net profit of EUR 2.1 million. In the first half of 2000, JOMED's turnover rose by 51% to EUR 29.9 million, and net profit rose by 178% to EUR 2.6 million, over the first of 1999 amounts of EUR 19.8 million and EUR
0.9 million, respectively. After giving effect to the acquisition of EndoSonics, the enlarged JOMED will have nearly 1000 employees and annualized combined sales in excess of EUR 110 million based on annualized sales for the first half of 2000. As a result of the acquisition of EndoSonics, JOMED intends to become among the largest and fastest growing medical technology companies in the world supplying innovative products for minimally invasive interventions in blood vessels.

* Intentionally omitted

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For questions contact:

ANTTI RISTINMAA                                TOR PETERS
Chief Financial Officer                        Chief Executive Officer
Phone #46 42 490 60 34                         Phone #41 52 674 58 06

***

THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THE SHARES TO BE ISSUED IN THE OFFERING DISCUSSED ABOVE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY OF THE RELEVANT SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SHARES MAY NOT BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, TO OR FOR THE ACCOUNT OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), IN OR INTO THE UNITED STATES, OR BY USE OF THE UNITED STATES MAILS OR BY ANY MEANS OR INSTRUMENTALITY OF UNITED STATES INTERSTATE COMMERCE, ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THIS ANNOUNCEMENT MAY NOT BE DISTRIBUTED IN THE UNITED STATES, CANADA OR JAPAN.